82-34639



AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

SEC#82-5258



03029051

24 July 2003

SUPPL

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA


SEC MAIL
RECEIVED
PROCESSING
SECTION
AUG 0 4 2003
181
WASH., D.C.

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary


PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

dlw 8/6


AGENIX

COMPANY ANNOUNCEMENT

ThromboView® Trial Success Important Step to Commercialisation: Chairman Scientific Advisory Board

Thursday 24 July 2003

The recent human trial success of biotechnology company Agenix's blood clot diagnostic product, ThromboView®, takes it one crucial step closer to being registered as a commercial product in the USA, chairman of the company's external Molecular Diagnostic Imaging Scientific Advisory Board, Professor Paul Eisenberg, said today.

Professor Eisenberg, Vice-President of Global Drug Safety at Eli Lilly Company, based in Indianapolis, USA, made the comments during the board's recent meeting, which was held alongside the International Society of Thrombosis and Haemostasis XIX Congress in Birmingham, UK.

Agenix announced recently that ThromboView® detected a deep vein thrombosis in a female student in a phase 1b trial at Royal Brisbane Hospital. This follows phase 1a tests that proved that the agent was safe and well-tolerated.

This week a second phase 1b patient trial at Sydney's Westmead Hospital also successfully located a deep vein thrombosis in a patient.

During the meeting the board reviewed at length the ThromboView® project plan and supported the regulatory and clinical strategy that is currently being implemented by the company.

"The results to date have been very encouraging and the board has been delighted with them," said Professor Eisenberg. "The latest results are very consistent with previous ThromboView results. I am pleased with the enthusiasm that this group of international experts has for the value of ThromboView in diagnosing venous thromboembolism. Of particular importance to the project is the guidance of this external group of experts in reviewing the clinical data and plan to begin registration trials."

"When successfully commercialised ThromboView will be a valuable diagnostic tool not only for difficult-to-treat patients but more broadly by assisting with a current unmet medical need," said board member Giancarlo Agnelli, Professor of Internal Medicine at the University of Perugia in Italy.

As a result of the board's meeting and success of the trials to date, Agenix will now make submissions to the US Food & Drug Administration and to the Canadian authorities to begin phase II clinical trials in 2004.

"ThromboView is developing at a rapid pace and continues to meet our expectations as we complete each stage of its development," said Agenix Managing Director Don Home.

The Scientific Advisory Board includes: Professor Eisenberg; Dr Jeff Ginsberg, Director, Thromboembolism Unit, McMaster University Medical Centre, Canada; Dr Henry Royal, Deputy Director, Division of Nuclear Medicine Mallinckrodt Institute of Radiology, St Louis, USA; Dr Philip Wells, Chief, Division of Haematology, Ottawa Hospital City Campus, Canada; Dr Harry Buller, Department of Vascular Medicine, Amsterdam Medical Centre, Netherlands; and Professor Giancarlo Agnelli, Professor of Internal Medicine, University of Perugia, Italy.

"It is a world-class independent board, and each is a leader in his field," said Agenix Chairman Ravindran Govindan. "The board members have an intimate understanding of clinical development of imaging agents in thrombosis and are well experienced to guide Agenix. Their positive comments mirror our own internal enthusiasm for ThromboView's progress."

Around 60,000 people die from blood clots in both Europe and the United States each year.

The board will meet again once further clinical data is available.

For more information contact:

Mr Don Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia, and is part of the Standard & Poor's/ASX 300 index. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.